

Mail Stop 3720

January 22, 2016

Darren Minton
Executive Vice President
Staffing 360 Solutions, Inc.
641 Lexington Avenue, Suite 1526
New York, New York 10022

> **Re:** **Staffing 360 Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 7, 2016**
> **File No. 333-208910**

Dear Mr. Minton:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comments, we may have additional comments.

Recent Developments, Page 18

1. We note your disclosure regarding the final judgment in the claim against you by NewCSI, Inc. and your belief that the final outcome of the litigation will not have a material adverse effect on the company's financial condition or results of operations. Please revise your disclosure to clarify the basis for this belief in light of your liquidity position, including your restructuring plan and recent loan modifications, and the net losses of $17.5 million and $8.7 million you incurred in fiscal year 2015 and in the six-month period ended November 30, 2015, respectively.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Martin C. Glass, Esq.
        Jenner & Block LLP